EXHIBIT 4.3

DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description summarizes certain important terms of the common stock, par value $0.01 per share (“Common Stock”), of Coronado Global Resources Inc., a Delaware corporation (the “Company”). Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth herein, you should refer to the Company’s certificate of incorporation and bylaws, the Stockholder’s Agreement (as defined below) and the Registration Rights and Sell-Down Agreement (as defined below), which are filed as exhibits to the Company’s most recent Annual Report on Form 10-K, and to the applicable provisions of Delaware law.

Authorized Capital Stock

The Company’s authorized capital stock consists of:

•         1,000,000,000 shares of Common Stock; and

•         100,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), of which one share is designated as Series A Preferred Stock (the “Series A Share”).

Common Stock

Voting Rights

The holders of Common Stock have a right to one vote per share on any matter to be voted upon by stockholders. The Company’s certificate of incorporation and bylaws do not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting may elect all of the directors. The holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business.

Dividends

The holders of Common Stock have a right to dividends if, as, and when declared by the Company’s Board of Directors (the “Board”), from funds legally available therefor, subject to certain contractual limitations on the Company’s ability to declare and pay dividends.

Other Rights

As long as funds managed by The Energy & Minerals Group (collectively, the “EMG Group”) beneficially own in the aggregate at least 10% of the outstanding shares of Common Stock, unless Coronado Group LLC, which is currently owned by the EMG Group, (or its successors or permitted assigns) agrees otherwise, the Company must first offer any issuance of equity securities to Coronado Group LLC in respect of its pro rata shares and the Company must source any equity securities to be allocated under a share incentive plan from the market rather than by an issuance.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company’s affairs, the holders of Common Stock may share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of Preferred Stock, if any.

Except as otherwise required, the holders of Common Stock may not vote on any amendment or alteration of the Company’s certificate of incorporation that alters, amends or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled vote thereon pursuant to the Company’s certificate of incorporation.

Coronado Global Resources Inc. Form 10-K December 31, 2019           1

CDIs

The Common Stock is publicly traded on the Australian Securities Exchange (the “ASX”) under the ticker “CRN” in the form of CHESS Depositary Interests (“CDIs”). CDIs are units of beneficial ownership in shares of Common Stock held by CHESS Depositary Nominees Pty Limited (“CDN”), a subsidiary of ASX Limited, the company that operates the ASX. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to shares of Common Stock on a 10-for-1 basis, including the right to attend stockholders’ meetings. The CDIs are also convertible at the option of the holders into shares of Common Stock on a 10-for-1 basis, such that for every ten CDIs converted, a holder will receive one share of Common Stock. CDN, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders.

In order for shares of Common Stock in the form of CDIs to trade electronically on the ASX, the Company participates in the electronic transfer system known as the Clearing House Electronic Subregister System (“CHESS”) operated by ASX Settlement Pty Limited (“ASX Settlement”). ASX Settlement provides settlement services for ASX markets to assist participants and issuers in understanding the operation of the rules and procedures governing settlement facilities. The ASX Settlement Operating Rules form part of the overall listing and market rules with which the Company is required to comply as an entity listed on the ASX.

CHESS is an electronic system that manages the settlement of transactions executed on the ASX and facilitates the paperless transfer of legal title to ASX quoted securities. CHESS cannot be used directly for the transfer of securities of companies domiciled in certain jurisdictions outside of Australia, such as the United States. Accordingly, to enable shares of Common Stock to be cleared and settled electronically through CHESS, the Company has issued and will continue to issue depositary interests called CDIs.

All CDIs bear a FOR-U.S. designation with the ASX that is intended to preclude transfers to residents of the United States. This designation is intended to similarly preclude purchases of CDIs by residents of the United States.

A holder of CDIs who does not wish to have their trades settled in CDIs may request that their CDIs be converted into shares of Common Stock, in which case legal title to the shares of Common Stock will be transferred to the holder of CDIs.

Preferred Stock

The Board has authority, subject to limitations prescribed by Delaware law, to issue Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by the Company’s stockholders. The Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock.

Unless otherwise provided, no holder of Preferred Stock may vote on any amendment or alteration of the Company’s certificate of incorporation to authorize, create, or increase the authorized amount of, any other series of Preferred Stock or alter, amend or repeal any provision of any other series of Preferred Stock that does not adversely affect in any material respect the rights of the series of Preferred Stock held by such holder.

Subject to the rights of the holders of any series of Preferred Stock, the affirmative vote of the holders of a majority of the outstanding shares of such class or series, voting together as a single class, may increase or decrease (but not below the number of shares thereof then outstanding) the number of authorized shares of any class or series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law (the “DGCL”) or any corresponding provision hereafter enacted.

Unless otherwise provided, no holder of any share of Preferred Stock may bring a derivative action, suit or proceeding on the Company’s behalf.

The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could delay, defer or prevent a change in control of the Company and might adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock.

Series A Preferred Stock

The Series A Share is owned by Coronado Group LLC. Ownership of the Series A Share provides Coronado Group LLC with Board designation rights tied to the level of the aggregate beneficial ownership of shares of Common Stock (including shares of Common Stock underlying CDIs). The Series A Share has a liquidation preference of $1.00.

Coronado Global Resources Inc. Form 10-K December 31, 2019           2

Pursuant to the Stockholder’s Agreement, for so long as Coronado Group LLC has the right to nominate and elect directors as a holder of the Series A Share and any such director has been elected, the EMG Group has the right to designate one of the directors nominated by Coronado Group LLC to be included in the membership of any Board committee, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.

As long as the EMG Group beneficially owns in the aggregate at least 5% of the outstanding shares of Common Stock, Coronado Group LLC (or its successors or permitted assigns) has the right to have one non-voting observer receive all materials for and attend all meetings of the Board and any committees thereof.

The Series A Share shall be redeemed to the fullest extent permitted by law (at a price of $1.00) by the Company if, at any time, the EMG Group, no longer beneficially owns, in the aggregate, 10% or more of the outstanding shares of Common Stock.

The Series A Share does not entitle Coronado Group LLC or its permitted transferees to any dividends as a result of holding such Series A Share, and the Series A Share may not be transferred except to an EMG Group entity. The number of Series A Shares may not be increased or decreased without the approval of:

•         both a majority of the directors appointed by the EMG Group (if any) and a majority of directors elected by other means; and

•         Coronado Group LLC, as holder of the Series A Share, voting as a separate class.

For as long as the EMG Group beneficially owns in the aggregate at least a majority of the outstanding shares of Common Stock, subject to ASX Listing Rules, any action required or permitted to be taken at any annual or special meeting of the Company’s stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding shares of Common Stock representing the minimum number of votes that would be necessary to authorize the taking of such action at a meeting.

For as long as the EMG Group beneficially owns in the aggregate at least 25% of the outstanding shares of Common Stock, the Company requires Coronado Group LLC’s consent prior to taking certain corporate actions, including the following:

•         amending or restating the Company’s certificate of incorporation or bylaws;

•         issuing any equity securities or equity securities convertible into or exercisable or exchangeable for any of the Company’s equity securities;

•         merging or consolidating with any other entity, transferring all or substantially all of the Company’s assets, or entering into a transaction or series of transactions that would lead to any person acquiring more than 50% of its capital stock;

•         terminating the employment of the Company’s Chief Executive Officer or hiring a new Chief Executive Officer;

•         initiating a voluntary liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding involving the Company;

•         declaring or making payment of any dividend, except in accordance with the Company’s dividend policy;

•         adopting an annual business plan that would result in changes to the Company’s performance over the planned annual production;

•         repurchasing shares, subject to certain exceptions; and

•         entering into any joint venture or similar business alliance where the aggregate consideration is in excess of $50 million or relating to a business other than metallurgical coal or thermal coal.

For as long as the EMG Group beneficially owns in the aggregate at least 5% of the outstanding shares of Common Stock, Coronado Group LLC (or its successors or permitted assigns) has certain information rights with respect to the Company’s books and records and prior to certain significant corporate actions.

Stockholder’s Agreement

Coronado Global Resources Inc. Form 10-K December 31, 2019           3

On September 24, 2018, the Company entered into a Stockholder’s Agreement with Coronado Group LLC (the “Stockholder’s Agreement”), which governs the relationship between the EMG Group and the Company while the EMG Group beneficially owns in the aggregate at least 50% of the outstanding shares of Common Stock (including shares of Common Stock underlying CDIs). Pursuant to the Stockholder’s Agreement, the Company will provide the EMG Group with financial and other information, and the Company will cooperate with and have assistance from the EMG Group in connection with any financing or refinancing the Company undertakes. While the EMG Group beneficially owns in the aggregate at least 10% of the outstanding shares of Common Stock, any issuances of equity securities must have been offered to Coronado Group LLC in respect of its pro rata shares. Additionally, for as long as the EMG Group beneficially owns in the aggregate at least 25% of the outstanding shares of Common Stock, Coronado Group LLC will have consent rights to certain actions, including, but not limited to, amending or restating the Company’s bylaws or certificate of incorporation, issuing any equity securities, or terminating the employment of the Chief Executive Officer or hiring a new Chief Executive Officer. Under the Stockholder’s Agreement, the EMG Group has certain rights regarding the Board.

Registration Rights and Sell-Down Agreement

On September 24, 2018, the Company entered into a Registration Rights and Sell-Down Agreement with Coronado Group LLC (the “Registration Rights and Sell-Down Agreement”), which governs Coronado Group LLC’s ability to require the Company to register shares of Common Stock under the Securities Act of 1933 (the “Securities Act”) and to assist Coronado Group LLC in selling some or all of its shares of Common Stock (including in the form of CDIs).

Coronado Group LLC has the right, by delivering written notice (a “Demand Notice”) to require the Company to register the requested number of registerable securities under the Securities Act (a “Demand Registration”), provided that an individual stockholder may not deliver more than one Demand Notice within 180 calendar days.

The Company may postpone a Demand Registration (but not more than twice in any 12-month period), for a reasonable period not to exceed 90 days, provided that the Chief Executive Officer and Chief Financial Officer provide a signed certification that they reasonably expect such registration and offering to materially adversely affect or materially interfere with any bona fide material financing, or any material transaction under consideration, or require disclosure of nonpublic information, which could materially adversely affect the Company.

Except with respect to a Demand Registration, if the Company proposes to file a registration statement under the Securities Act, the Company will give prompt notice of such filing within ten days prior to the filing date (a “Piggyback Notice”) to all of the holders of registerable securities. The Piggyback Notice shall offer such holders the opportunity to include in such registration statement the number of registerable securities as each holder may request.

Coronado Group LLC may sell some or all of its shares of Common Stock without triggering registration rights under the terms of the Registration Rights and Sell-Down Agreement.

Escrow Agreements

In connection with the Company’s initial public offering on the ASX, Coronado Group LLC, as the Company’s holding company, entered into a voluntary escrow agreement under which it agreed, among other things, to certain restrictions and prohibitions from engaging in transactions involving shares of Common Stock for a restricted period. On August 4, 2019, the Company’s independent directors approved the early release from voluntary escrow of 11% of the Common Stock held by Coronado Group LLC. The release of the shares from escrow took effect on August 19, 2019 and would facilitate any future sell-down by Coronado Group LLC. The restricted period for the remaining 69% of Common Stock ended on the first business day after the release of our results for the financial year ended December 31, 2019.

Anti-takeover Effects of Certain Provisions of the Company’s Certificate of Incorporation and Bylaws

Provisions of the Company’s certificate of incorporation and bylaws and Delaware law may make it more difficult to effect a change in control of the Company. The existence of some provisions in the Company’s certificate of incorporation and bylaws and of Delaware law could delay or prevent a change in control, even if that change would be beneficial to the Company’s stockholders. The Company’s certificate of incorporation and bylaws contain provisions that may make acquiring control over the Company difficult, including the following provisions:

•         giving the Board the ability to issue, from time to time, one or more series of preferred stock and, with respect to each such series, to fix the terms thereof by resolution;

•         empowering only the Board to fill any vacancy (other than in respect of a director nominated by Coronado Group LLC), whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•         amending the authorized number of directors by resolution passed by less than a majority of directors then in office;

Coronado Global Resources Inc. Form 10-K December 31, 2019           4

•         requiring stockholders to hold at least a majority of shares of Common Stock in the aggregate to request special meetings (other than a special meeting for the purpose of removing a director, which shall require stockholders to hold at least 5% of the shares of Common Stock in the aggregate to request);

•         prohibiting stockholders from acting by written consent after such time that the EMG Group no longer beneficially owns in the aggregate shares representing at least a majority of the voting power of all shares of capital stock generally entitled to vote for the election of directors other than any directors nominated by Coronado Group LLC;

•         requiring approval of certain amendments to the Company’s certificate of incorporation and bylaws by at least two-thirds of the then outstanding Common Stock, effective after such time that the EMG Group no longer beneficially owns in the aggregate shares representing at least a majority of the Common Stock;

•         providing that the doctrine of “corporate opportunity” will not apply to the EMG Group, any non-employee directors or their respective affiliates;

•         setting forth advance notice procedures for stockholders to nominate directors and proposals for consideration at meetings of stockholders; and

•         restricting the forum for certain litigation against the Company to Delaware.

The Company has elected not to be governed by Section 203 of the DGCL (or any successor provision thereto) (“Section 203”) until immediately following the time at which the EMG Group no longer beneficially owns in the aggregate Common Stock representing at least 10% of the then outstanding Common Stock, in which case the Company shall thereafter be governed by Section 203 if and for so long as Section 203 by its terms would apply to the Company. Section 203 provides that an interested stockholder (along with its affiliates and associates)—i.e., a stockholder that has purchased greater than 15%, but less than 85%, of a company’s outstanding voting stock (with some exclusions)—may not engage in a business combination transaction with the company for a period of three years after buying more than 15% of a company’s stock unless certain criteria are met or certain other corporate actions are taken by the company.

These provisions also could discourage proxy contests and make it more difficult for the Company’s stockholders to elect directors other than candidates nominated by the Board and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire the Company, even if doing so would benefit the Company’s stockholders, which may also limit the price that investors are willing to pay in the future for CDIs.

Additionally, the Company has designated a series of Preferred Stock as Series A Preferred Stock consisting of one share, which contains various protections. See “Preferred Stock—Series A Preferred Stock” above for details of the special rights and protections of the holder of the Series A Share.

Choice of Forum

Unless the Company consents in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be, to the extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on the Company’s behalf; any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee or agent of the Company to the Company or the Company’s stockholders or debtholders; any action or proceeding asserting a claim against the Company or any director or officer or other employee or agent of the Company arising pursuant to any provision of the DGCL or the Company’s certificate of incorporation or bylaws; or any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine or other “internal corporate claims” as defined in Section 115 of the DGCL. The choice of forum provision does not apply to any actions arising under the Securities Act or the Securities Exchange Act of 1934.

Coronado Global Resources Inc. Form 10-K December 31, 2019           5